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Exhibit 99.2

IMPERIAL TOBACCO ANNOUNCES NON-EXECUTIVE DIRECTOR APPOINTMENT

        Imperial Tobacco Group PLC is pleased to announce the appointment of David Thursfield as a Non-Executive Director of the Company, effective from 17 November 2003.

        Mr. Thursfield, 58, has spent more than 25 years in the automotive industry and is Executive Vice President, Ford Motor Company, and President, International Operations and Global Purchasing. In this role he oversees the company's Premier Automotive Group, Mazda Motor Company, Ford of Europe, Ford Asia Pacific Operations and Global Purchasing organizations.

        Derek Bonham, Imperial Tobacco Group Chairman, said:

        "We are delighted to welcome David to the Board. David has a distinguished track record and brings tremendous international experience to the business, particularly in the area of manufacturing. We look forward to benefiting from his expertise as we seek to continue to improve productivity and drive operational efficiencies across the Group."

        Mr. Thursfield joined Ford Motor Company in 1979 as Plant Manager of the Broadmeadows Car Assembly Plant in Australia, after working as a plant manager with British Leyland. He has had senior management responsibility for plants in North America, Europe, South America and Australia. He earned degrees in production engineering from Aston University in Birmingham, England, in 1965, and in industrial psychology from Brunel University in 1968.

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Alex Parsons, Group Media Relations Manager	+44 (0) 7967 467 241
Nicola Tate, Investor Relations Manager	+44 (0) 117 933 7082
Imperial Tobacco Group PLC	+44 (0) 117 963 6636

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  Exhibit 99.2
IMPERIAL TOBACCO ANNOUNCES NON-EXECUTIVE DIRECTOR APPOINTMENT